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                                                                     EXHIBIT 8.1


           [LETTERHEAD OF MANATT  PHELPS  PHILLIP  ATTORNEYS AT LAW]





May 4, 2000                                                   File No. 09012-001


Board of Directors
First Community Bank of the Desert
74-750 Highway 111
Indian Wells, California 92210


      Re: Material Federal Income Tax Consequences of the Merger of a Wholly-Owned Subsidiary of First Community Bancorp with and into First Community Bank of the Desert

Ladies and Gentlemen:

          In accordance with your request, we provide the following analysis and opinions relating to the material federal income tax consequences of the transaction (the "Merger") whereby a wholly-owned special purpose subsidiary of First Community Bancorp, a California corporation ("Holding Company"), will merge with and into First Community Bank of the Desert, a California corporation ("FCB"), pursuant to that certain Agreement and Plan of Merger dated as of October 22, 1999, as amended (the "Agreement"). FCB shall be the surviving corporation in the Merger and shall become a wholly-owned subsidiary of the Holding Company. Terms used herein have the same meaning as in the Agreement.

          In the Merger, the special purpose subsidiary of the Holding Company ("Merger Sub") shall be merged with and into FCB in accordance with California law and the separate corporate existence of the Merger Sub shall cease. FCB shall succeed, without other transfer, to all the rights and property of the Merger Sub and shall be subject to all the debts and liabilities of the Merger Sub in the same manner as if FCB had itself incurred them.

          Each share of Holding Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of Holding Company Common Stock and shall not be converted or otherwise affected by the Merger. Subject to the provisions of the Agreement, each share of FCB Common Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than Dissenting Shares (if any), shall, on and after the Effective Time of the Merger, be automatically canceled and cease to be an issued and outstanding share of FCB Common Stock and shall be converted into the right to receive 0.30 shares of Holding Company Common Stock.

          No fractional shares of Holding Company Common Stock shall be issued in the Merger. In lieu thereof, each holder of FCB Common Stock who would otherwise be entitled to
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Board of Directors
May 4, 2000
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receive a fractional share of Holding Company Common Stock shall receive in cash
(without interest) an amount equal to such fractional part of a share of Holding Company Common Stock multiplied by $4.125. No such holder shall be entitled to dividends, voting rights, or any other rights in respect to any such fractional share of Holding Company Common Stock.

          Dissenting Shareholders (if any) which have not effectively lost their status as holders of Dissenting Shares shall not have their FCB Common Stock converted as described in the foregoing paragraphs, but shall be entitled to receive such consideration as shall be determined pursuant to applicable California law.

          Our analysis and the opinions set forth below are based upon the existence of the facts set forth in that certain Agreement referred to above, including the exhibits thereto. Our analysis and opinions are also based on the factual representations in the Agreement and the written factual representations from FCB and the Holding Company in letters to us. Our analysis and opinions are further based on that certain amendment to the Form S-4 Registration Statement being filed with the Securities and Exchange Commission on this date in connection with the Merger (the "Form S-4"). The facts and representations contained in the above-referenced documents are the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts and representations set forth in those documents are accurate on the date of this analysis and remain accurate at the Effective Time of the closing of the Merger and are otherwise true, complete, and correct. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

          In rendering these opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. We have not made any independent investigation in rendering these opinions other than as described herein.

          Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable regulations promulgated thereunder (including proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions.

          The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment
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Board of Directors
May 4, 2000
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as to the likely outcome of the issues addressed herein if such issues were litigated and all appeals exhausted.

          In the case of transactions as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the material federal income tax consequences of the transaction. No opinion is expressed regarding any other issues.

          We have acted as special counsel to FCB in connection with the Merger and are rendering these opinions to FCB at its request. This letter is being issued solely for the benefit of FCB and for the benefit of the FCB shareholders as of the date of the Merger, who are entitled to rely on this opinion. It may not be relied upon by any other person without our prior written consent.

          Subject to the foregoing, it is our opinion that (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; (ii) the Holding Company and FCB will each be a party to that reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by FCB upon the receipt of the assets of Merger Sub in the Merger; (iv) the basis of the Merger Sub assets in the hands of FCB will be the same as the basis of such assets in the hands of Merger Sub immediately before the Merger; (v) no gain or loss will be recognized by FCB or the Holding Company in the Merger; and (vi) no gain or loss will be recognized by the holders of FCB Common Stock who receive shares of Holding Company Common Stock in the Merger, except with respect to cash received in lieu of a fractional share interest in Holding Company Common Stock. The section titled "Material Federal Income Tax Consequences" in the Form S-4 accurately summarizes the material federal income tax consequences of the Merger.

          We hereby consent to the reference of our name in the section of the Form S-4 entitled "Material Federal Income Tax Consequences" and to the filing of this opinion with the applicable federal regulatory agencies with whom such opinion is required to be filed in connection with the Merger.


                                 Very truly yours,